EXHIBIT 12

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES
RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES
AND PREFERRED DIVIDENDS

	Years Ended December 31,					Three Months Ended March 31,
	2013	2014	2015	2016	2017	2018
EARNINGS:
Income (loss) before income taxes and cumulative effect of accounting change	$1,442	$3,200	$(19,098)	$(4,589)	$954	$293
Interest expense(a)	207	172	322	275	421	122
Loss on investment in equity investees in excess of distributed earnings	219	75	96	8	—	—
Amortization of capitalized interest	440	438	483	729	487	105
Loan cost amortization	37	32	31	24	25	6
Less: (Income) loss attributable to noncontrolling interests			68	9	(4)	(1)
Earnings (losses)	$2,345	$3,917	$(18,098)	$(3,544)	$1,883	$525
FIXED CHARGES:
Interest Expense	$207	$172	$322	$275	$421	$122
Capitalized interest	815	604	410	242	193	43
Loan cost amortization	37	32	31	24	25	6
Fixed Charges	$1,059	$808	$763	$541	$639	$171
PREFERRED STOCK DIVIDENDS:
Preferred dividend requirements	$171	$171	$171	$97	$84	$23
Ratio of income (loss) before provision for taxes to net income (loss)(b)	1.61	1.56	1.30	1.04	1.00	1.00
Preferred Dividends	$275	$266	$222	$101	$84	$23
COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	$1,334	$1,074	$985	$642	$723	$194
RATIO OF EARNINGS TO FIXED CHARGES	2.2	4.8	—	—	2.9	3.1
INSUFFICIENT COVERAGE	$—	$—	$18,861	$4,085	$—	$—
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	1.8	3.6	—	—	2.6	2.7
INSUFFICIENT COVERAGE	$—	$—	$19,083	$4,186	$—	$—
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(a)	Excludes the effect of unrealized gains or losses on interest rate derivatives and includes amortization of bond discount.

(b)	Amounts of income (loss) before provision for taxes and of net income (loss) exclude the cumulative effect of accounting change.